PARAMOUNT RESOURCES LTD.

Calgary, Alberta

MAY 26, 2010

NEWS RELEASE:

PARAMOUNT RESOURCES LTD. PROVIDES UPDATED ESTIMATES OF ITS HOOLE OIL SANDS RESOURCES

Paramount Resources Ltd. (“Paramount” or the “Company”) has received the updated evaluation of its 100 percent-owned in-situ oil sands leases covering approximately 48 contiguous sections in the Hoole area of Alberta, situated within the western portion of the Athabasca Oil Sands region (the “Hoole Oil Sands Properties”). This update was undertaken to include the results of Paramount’s winter delineation program in which 45 wells were drilled.

The updated evaluation was conducted by the Company’s independent reserves evaluator, McDaniel & Associates Consultants Ltd. ("McDaniel"), who estimates that the Hoole Oil Sands Properties contain approximately 634 million barrels of contingent bitumen resources within the Grand Rapids formation (Best Estimate (P50)).  Potentially exploitable bitumen accumulations within other prospective formations were not included in McDaniel’s evaluation.

The tables below summarize the estimated volumes and net present values attributable to Paramount's 100 percent interest in the contingent bitumen resources associated with the Hoole Oil Sands Properties as evaluated as of April 30th, 2010 by McDaniel, and current estimates of initial and fully developed daily production from such interests.

Category / Level of Certainty(6)	EBIP(1) (MBbl)(4)	Contingent Resources(2)(3) (MBbl) (4)	Initial Production (Bbl/d)(5)	Fully Developed Production (Bbl/d) (5)
High Estimate	1,519,846	786,394	25,000	85,000
Best Estimate	1,369,378	634,102	25,000	70,000
Low Estimate	1,110,217	458,893	25,000	50,000

Notes:

(1)

EBIP means Exploitable Bitumen In-Place.  Exploitable bitumen initially-in-place is the estimated volume of bitumen, as of a given date, which is contained in a subsurface stratigraphic interval that meets or exceeds certain reservoir characteristics, such as minimum continuous net pay, porosity, and mass bitumen content, considered necessary for the commercial application of known recovery technologies.  In the assessment of contingent resources within the Hoole area, McDaniel and Associates used a minimum net pay cut-off of 10m in the best estimate case. There is no certainty that it will be commercially viable to produce any portion of the resources.

(2)

Represents the Company’s share of recoverable volumes before deduction of royalties.

(3)

Contingent resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans.

(4)

MBbl means thousands of barrels.

(5)

Bbl/d means barrels per day.  These estimates assume that initial production will commence in 2015 and fully developed production will be reached in 2016 for the low estimate, 2017 for the best estimate, and 2018 for the high estimate.

(6)

A low estimate means high certainty (P90), a best estimate means most likely (P50) and a high estimate means low certainty (P10).

	NPV(1) of Future Net Revenue ($MM)(2) Discounted At				NPV(1) Discounted
Category / Level of Certainty(4)	0%	5%	8%	10%	at 10% ($/Bbl) (3)
High Estimate	17,771	6,841	4,074	2,934	3.73
Best Estimate	12,532	4,718	2,727	1,908	3.01
Low Estimate	7,771	2,741	1,479	967	2.11

Notes:

(1)

NPV means net present value and represents the Company’s share of future net revenue, before the deduction of income tax.  The calculation considers such items as revenues, royalties, operating costs, abandonment costs and capital expenditures.  Royalties have been calculated based on Alberta’s Royalty Framework applicable to oil sands projects in Alberta. The calculation does not consider financing costs and general and administrative costs.  All NPVs are calculated assuming natural gas is used as a fuel for steam generation.  Revenues and expenditures were calculated based on McDaniel’s forecast prices and costs as of April 1, 2010.

(2)

$MM means millions of Canadian dollars.

(3)

$/Bbl means Canadian dollars per barrel.

(4)

A low estimate means high certainty (P90), a best estimate means most likely (P50) and a high estimate means low certainty (P10).

Contingent bitumen resources and the associated net present value were determined based on exploitation using a conventional Steam-Assisted Gravity Drainage development scenario.

Paramount has now drilled 59 oil sands evaluation wells, including 30 with cores cut in the Grand Rapids, at Paramount’s Hoole Oil Sand Properties over the past six years to evaluate the Wabiskaw and Grand Rapids formations. Over 190 other wells, located on Paramount’s acreage and third party oil sands acreage analogous to the Hoole Oil Sands Properties, were examined by McDaniel to evaluate the reservoir formation and bitumen recovery.  Paramount plans to submit an application for the commercial development of the Hoole Grand Rapids resource to the Energy Resources Conservation Board and to Alberta Environment in 2011.

The updated evaluation by McDaniel is effective as of April, 30th, 2010.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994

Forward-Looking Statements Advisory

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information in this document includes references to:

▪ estimated resources; ▪ the net present values of estimated resources; ▪ estimated initial and fully developed production from the oil sands leases; and	▪ plans for drilling on the oil sands leases and the timing and costs thereof.

Forward-looking information is based on a number of assumptions. In addition to any other assumptions identified in this document, assumptions have been made regarding: oil and gas prices, Paramount obtaining drilling success consistent with expectations, regulatory approvals being obtained, estimated timelines being met in respect of the Hoole Oil Sands Properties, and the estimated input and labour costs for an oil sands project.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking information. The material risks and uncertainties include, but are not limited to:

▪

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪

the imprecision of resource estimates;

▪

the imprecision of estimating the timing, costs and levels of production and drilling;

▪

operational risks;

▪

the ability to obtain equipment, services, supplies and personnel in a timely manner;

▪

potential disruption or unexpected technical difficulties in designing, developing or operating new or existing facilities;

▪

risks and uncertainties involving the geology of oil and gas deposits;

▪

the ability to generate sufficient cash flow from operations and other sources of financing at an acceptable cost to meet current and future obligations;

▪

changes to the status or interpretation of laws, regulations or policies;

▪

the timing of governmental or regulatory approvals;

▪

changes in general business and economic conditions; and

▪

the effects of weather.

The foregoing list of risks is not exhaustive. Additional information concerning these and other factors which could impact Paramount are included in Paramount’s most recent Annual Information Form. The forward-looking information contained in this document is made as of the date hereof and, except as required by applicable securities law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Oil and Gas Advisory

The estimated net present values disclosed in this press release do not represent fair market value.